Exhibit 11

FORM OF

FIRST AMENDMENT

TO

BOARD OBSERVER AGREEMENT

This Amendment to Board Observer Agreement (this “Amendment”) is made as of October 29, 2024, by and between Invacare Holdings Corporation, a Delaware corporation (the “Company”), and ___________ (the “Investor”).

WHEREAS, the Company and Investor are parties to that certain board observer agreement, effective as of made effective as of May 5, 2023 (the “Board Observer Agreement”), pursuant to which the Company granted to Investor the right to appoint a non-voting observer to the board of directors of the Company, subject to the terms and conditions set forth in the Board Observer Agreement;

WHEREAS, reference is made to that certain Amended and Restated Exchange Agreement dated as of the date hereof (the “A&R Exchange Agreement”), by and among the Company and certain parties thereto, including Investor; and

WHEREAS, in connection with the execution and delivery of the A&R Exchange Agreement the Company and Investor have agreed to amend the Board Observer Agreement on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth, the parties hereto agree as follows, effective as of the date first above written:

1. Amendment. Section 7 of the Board Observer Agreement shall be amended and replaced in its entirety as follows:

“This Agreement shall terminate and be of no further force and effect (a “Termination”) upon the earlier of: (a) any failure of the Investor (together with its affiliates including funds and accounts managed by the Investor and its affiliates) to beneficially own (as defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) at least 5% of the combined voting power of the then outstanding shares of capital stock generally entitled to elect directors; and (b) a delivery by Investor of a written notice of termination in accordance with the Section 3 hereof; provided, that Section 2 through Section 7 shall survive any such termination.”

2. Counterparts. This Amendment may be executed in two or more counterparts, by electronic transmission or otherwise, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

3. Governing Law. This Amendment and any controversy arising out of or relating to this Amendment shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

4. Entire Agreement. This Amendment constitutes the entire agreement among the parties and supersedes all other prior agreements and understandings among the parties, written or oral to the extent they relate in any way to the subject matter hereof.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first written above.

Invacare Holdings Corporation	[Investor]

By:	By:

Name:	Name:

Title:	Title: